SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 27, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Net Income of $0.16 per share (diluted) for the fourth quarter of 2004

Calgary, Alberta, January 27, 2005 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the fourth quarter and year-ended December 31, 2004.

Financial Highlights

	Three Months Ended		Year-Ended
	December 31		December 31
(millions of Cdn.$ except per share data)	2004	2003	2004	2003
	(unaudited)
Sales	$104.4	$73.0	$338.7	$257.1

Gross Profit	19.1	13.0	60.2	43.6
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	6.0	3.1	15.9	7.1
EBITDA(1) as a % of sales	0.1%	0.0%	0.0%	0.0%

Income from continuing operations	2.8	1.2	6.1	1.3
Per share
Basic	$0.17	$0.07	$0.36	$0.07
Diluted	$0.16	$0.07	$0.35	$0.07

Net income	$2.8	$0.7	$6.1	$0.4
Per share
Basic	$0.17	$0.03	$0.36	$0.02
Diluted	$0.16	$0.03	$0.35	$0.02

CE Franklin reported net income of $2.8 million or $0.16 per share (diluted) for the fourth quarter ended December 31, 2004 as compared to net income of $652,000 or $0.03 per share (diluted) for the comparable period in 2003.

Sales increased 43.1% to $104.4 million from $73.0 million for the quarter ended December 31, 2004 as compared to the same period in the previous year.  Average rig count increased 7.4% Q4 2004 versus Q4 2003, and oil and gas well completions increased 19.2% Q4 2004 versus Q4 2003.  The 43.1% improvement in sales reflects improved industry activity levels coupled with an increase in market share for all products as a result of the Company’s service, sales and marketing efforts, coupled with an increase in prices due to the rising cost of steel.

EBITDA(1) for the quarter ended December 31, 2004 increased 93.5% to $6.0 million from $3.1 million for the quarter ended December 31, 2003.  The $31.4 million increase in sales resulted in an incremental flow through to EBITDA1 of 9.1% and 7% to net income.

1EBITDA represents income before interest, taxes, amortization and other expenses (income). EBITDA does not have any standardized meaning under Canadian GAAP, as reporting issuers do not always calculate EBITDA consistently.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequntly used by security analysts and others in evaluting companies and their ability to service debt.

Net income for the year-ended December 31, 2004 increased to $6.1 million or $0.35 per share (diluted) from $421,000 or $0.02 per share (diluted) for the year-ended December 31, 2003.  Sales increased 31.7% to $338.7 million for the year-ended December 31, 2004 while average rig count remain unchanged and oil and gas well completions increased 12.4% for the year-ended 2004 versus 2003.  The $81.6 million increase in 2004 revenue resulted in an incremental flow through of 10.8% to EBITDA(1), and 7.0% to net income.

“The 2004 fourth quarter and fiscal year-ended results are a significant milestone in the Company’s evolution,” said Michael West, Chairman, President and CEO.  “We remain committed to disciplined growth and we will continue to increase value for all our stakeholders.”

Outlook

Strong commodity prices continue to support high demand for CE Franklin’s products and services in Canada.  Many industry watchers are predicting high levels of activity to continue in 2005.  As a result, CE Franklin management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

On July 8, 2004 the Company announced that it had entered into a non-binding letter of intent with Smith International, Inc. (“Smith”) to acquire all the common stock of Wilson International, Inc. (“Wilson”), a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This acquisition represents a unique opportunity for the Company to expand its operations into the United States as well as worldwide.  A significant number of the exploration and production companies are seeking suppliers that can provide them with products and services on a global basis.

This transaction is considered to be a related party transaction by virtue of Smith’s current 55.1% shareholdings in CE Franklin and is therefore subject to approval of a majority of CE Franklin’s shareholders, excluding Smith.

As at the date of this press release, documentation continues.  The Company has decided to prepare an information circular which would include the year-end financial results of both companies.  This will provide the best possible information to minority shareholders in order for them to make a decision.  This will delay closing of the transaction until the second quarter of 2005.

Conference Call and Webcast Information

A conference call to review the quarterly and year-ended December 31, 2004 results, which is open to the public, will be held on Thursday, January 27, 2005 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4859 at the scheduled time of 4:30 p.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 6:30 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21108977# and may be accessed until midnight Thursday, February 3, 2005.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=990660 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

Forward Looking Statements

Certain of the statements set forth in this Financial Statement Review and press release such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working capital, are forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its statements are based on reasonable assumptions, it can give no assurance that expected results will be achieved.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company.  These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil, gas and raw materials such as steel, currency exchange rate fluctuations and government regulations (see Risks and Uncertainties).  Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2004 and beyond could differ materially from those expressed in the forward looking statements.

Financial Statement Review as at January 21, 2005

(All amounts shown in CDN $ unless otherwise specified)

Business Overview

CE Franklin Ltd. (“CE Franklin” or “Company”) distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies through its 37 branches, which are situated in the towns and cities of the Western Canadian Sedimentary Basin.  In addition, CE Franklin targets major capital construction projects in oilsands, refining, heavy oil and petrochemical as well as non-oilfield related industries.

The Company also distributes tubular products in Canada, the steel pipe that is used to line oil and gas wells, and the tubing that is used to bring the production to the surface.  It is also a major distributor of line pipe for oil and gas gathering systems.  Tubular product sales are made from the Company’s headquarters in downtown Calgary, where most of the Canadian oil and gas producers also have their headquarters.  Deliveries of pipe are made directly from the field inventories of the manufacturers to the well site or the site where surface line pipe will be laid.

Selected Financial Information

The following “Financial Statement Review” is provided to assist readers in understanding CE Franklin’s financial performance during the period presented and significant trends that may impact future performance of the Company.  This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”.

“U.S. GAAP” means generally accepted accounting principles that are in effect in the United States.  There are no Statements of Operations differences between Canadian and U.S. GAAP.

As at and for the Years-Ended December 31	2004	2003	2002
	(in thousands of Cdn. dollars except per share data)

Statements of Operations

Sales	338,701	257,125	255,128
Gross Profit	60,243	43,550	35,015
Gross Profit - %	0.2%	0.2%	0.1%

Other expenses (income)
Selling, general and administrative expenses	44,299	36,416	33,521
Amortization	4,328	4,130	3,959
Interest	1,455	959	902
Other	16	(749)	(234)
	50,098	40,756	38,148

Income (loss) before income taxes	10,145	2,794	(3,133)
Income tax expense (recovery)	4,003	1,494	(1,110)
Income (loss) from continuing operations	6,142	1,300	(2,023)
Loss from discontinued operations	(27)	(879)	(470)
Net income (loss)	6,115	421	(2,493)

Net income (loss) per share - continuing operations
Basic	$0.36	$0.07	$(0.12)
Diluted	$0.35	$0.07	$(0.12)

Net income (loss) per share
Basic	$0.36	$0.02	$(0.15)
Diluted	$0.35	$0.02	$(0.15)

Balance Sheet
Current assets	131,407	100,591	79,012
Total assets	145,509	117,632	99,534
Current liabilities	90,205	68,445	49,683
Obligations under capital lease	626	146	299
Shareholders' equity	54,066	47,628	47,171

Discontinued Operations

On March 31, 2004 the Company sold its remaining 50% interest in Brittania Industries Inc. (“Brittania”) to its joint venture partner for cash proceeds of $961,000. No gain or loss on disposition resulted from the transaction. The proceeds from this transaction were used to reduce the Company’s bank operating loan.  The sale of the remaining Brittania operations resulted in a $0.05 improvement in earnings per share during 2004 assuming the same loss occurred as in 2003.

Effective January 31, 2003, the Company sold, for cash proceeds of $538,000, a 50% interest in the property and equipment and operations of Brittania.

Overview

The level of exploration and production activity in the Western Canadian Sedimentary Basin including the oilsands areas drives the performance of the Company.  This activity is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns (see Risks and Uncertainties for a detailed explanation of items which could have an effect on the Company’s results from operations and cash flows).  The Company uses average rig counts as well as oil and gas well completions as an industry activity measure.

The results for fiscal 2004 continued to improve with net income from continuing operations of $6.1 million or $0.35 per share (diluted). This compares to net income from continuing operations of $1.3 million or $0.07 per share (diluted) for the year ended December 31, 2003.  The improvement in earnings was due to increases in both market activity and market share, coupled with gross profit margin improvement and process improvement efficiencies.  The Company’s target is to flow approximately 10.0% of incremental revenue to EBITDA1 and to generate an EBITDA as a percentage of sales of 5.0%.  The incremental flow through for the year-ended December 31, 2004 was 10.8%; EBITDA as a percentage of sales was 4.7%.

The Company’s balance sheet remained strong in 2004. Total capitalization (finance debt plus equity) as at December 31, 2004 was comprised of 37.4% debt and 62.6% equity. This compares to 33.4% debt and 66.6% equity as at December 31, 2003.

Results of Operations – Comparison of 2004 to 2003

Commodity prices continued to be strong in 2004.  The price of oil and gas as at December 31, 2004 were U.S. $43.45 per BBL (West Texas Intermediate) and Cdn. $5.90 per MMBTU (AECO spot) respectively. This compares to U.S. $32.79 per BBL for oil and Cdn. $6.88 per MMBTU for gas as at December 31, 2003.

The strong commodity prices resulted in Exploration and Production (“E&P”) companies having increased cash flow, and therefore being able to increase their capital spending on exploration and production activities.  As a result, the total number of wells completed for the year-ended December 31, 2004 (excluding dry and service wells) in Western Canada increased 12.4% to 20,118 wells as compared to 17,905 wells completed for the year-ended December 31, 2003. The average rig count remained the same at 371 average rigs.

Sales

Sales for the year-ended December 31, 2004 increased 31.7% or $81.6 million to $338.7 million from $257.1 million for the year-ended December 31, 2003. The sales increase was due to the 12.4% increase in well completions and an increase in market share for all products as a result of the Company’s services, sales and marketing efforts resulting in new customers and increased sales to existing customers, as well an increase in prices to customers to parallel the increase in the price of steel which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 38.3% to $60.2 million for the year-ended December 31, 2004 from $43.6 million for the year-ended December 31, 2003.  Gross profit margins increased to 17.8% for the year-ended December 31, 2004 from 16.9% for the year-ended December 31, 2003.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  This resulted in no price increases to customers in 2004 over and above price increases by the Company’s suppliers due to the rise in steel prices described above.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $7.9 million or 21.6% to $44.3 million for the year-ended December 31, 2004 from $36.4 million for the year-ended December 31, 2003. The increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions that are a result of the 31.7% increase in sales for the year.  Excluding these variable expenses, which will fluctuate with sales, fixed SG&A increased 6.7% due primarily to an increase in salaries and benefits and occupancy costs.

The total number of employees increased 12.7% as at December 31, 2004 to 328 employees versus 291 employees at the end of 2003.

Revenue per employee based on the December 31, 2004 employee count increased 16.7% to $1.0 million per employee as compared to $884,000 per employee for 2003.  The improvement reflects process improvement efficiencies implemented throughout the company.

EBITDA1

EBITDA(1) for the year ended December 31, 2004 increased $8.8 million or 123.5% to $15.9 million compared to $7.1 million for the year ended December 31, 2003. The $81.6 million increase in sales resulted in a 10.8% incremental flow through to EBITDA(1).

EBITDA(1) as a percentage of sales was 4.7% for the year-ended December 31, 2004 versus 2.8% for the year-ended 2003.  The Company’s target is 5.0%.

Income Before Income Taxes

Income before income taxes improved $7.4 million to $10.1 million for the year-ended December 31, 2004 compared to $2.8 million for the year-ended December 31, 2003.  The improvement is a result of the $16.7 million increase in gross profit offset by the $7.9 million increase in SG&A and  $1.4 million in other costs. Other costs include an increase in amortization of  $198,000, an increase in interest expense of $496,000 from investments in accounts receivables and inventories with the increased activity levels, a decrease in foreign exchange gains of $551,000 and a decrease in other income of $214,000.  The decrease in foreign exchange gains is due to a relatively lower level of movement in the Canadian dollar in 2004 as compared to 2003 which saw significant improvement in the Canadian dollar over the same period.

The $81.6 million increase in sales resulted in a 9.0% incremental flow through.

Income Taxes

The Company’s effective tax rate for the year-ended December 31, 2004 was 39.5%, as compared to an effective tax rate of 53.5% for the year-ended December 31, 2003.  The Company’s combined federal and provincial tax rate for 2004 was 34.6% (2003 – 37.1%).  The reduction in the effective tax rate in 2004 is due to non-deductible items and capital and other taxes that were a smaller component of the overall income tax charge in 2004 due to the increase in income before income taxes.

Income from Continuing Operations

Income from continuing operations increased to $6.1 million or $0.35 per share (diluted) compared to $1.3 million or $0.07 per share (diluted) for the year ended December 31, 2003.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in Brittania for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000 as compared to a loss of $879,000 for the year ended December 31, 2003.  The sale of the Brittania operations resulted in a $0.05 improvement in earning per share during 2004 assuming the same loss occurred as in 2003.

Net Income and Earnings per Share

Net income for the year-ended December 31, 2004 was $6.1 million or $0.35 per share (diluted) as compared to $421,000 or $0.02 per share (diluted) for the year-ended December 31, 2003.  This represents an income improvement of $5.7 million or $0.33 per share (diluted).

1EBITDA represents income before interest, taxes, amortization and other expenses (income). EBITDA does not have any standardized meaning under Canadian GAAP, as reporting issuers do not always calculate EBITDA consistently.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequntly used by security analysts and others in evaluting companies and their ability to service debt.

Results of Operations – Comparison of 2003 to 2002

Commodity prices were strong in 2003.  The price of oil and gas as at December 31, 2003 was U.S. $32.79 per BBL (West Texas Intermediate) and Cdn. $6.88 per MMBTU (AECO spot) respectively. This compares to U.S. $29.42 per BBL for oil and Cdn. $5.97 per MMBTU for gas as at December 31, 2002.

The strong commodity prices resulted in E&P companies having increased cash flow, and therefore being able to increase their capital spending on exploration and production activities.  As a result, the total number of wells completed for the year-ended December 31, 2003 (excluding dry and service wells) in Western Canada increased 38.0% to 17,905 wells as compared to 12,977 wells completed for the year-ended December 31, 2002. The average rig count increased 40.0% to 371 rigs for the year-ended December 31, 2003 as compared to 265 rigs for the year-ended December 31, 2002.

Sales

Sales for the year-ended December 31, 2003 increased marginally to $257.1 million from $255.1 million for the year-ended December 31, 2002.

Sales increased $2.0 million or 0.8% reflecting a 17.9% increase in the sales of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies as a result of an increase in activity levels during 2003.  Sales of tubular goods declined 33.9% due to two large customers having the tonnage capacity to be able to purchase their tubular products directly from the steel mills.  As customer tonnage capacity increases, there is a risk that customers will purchase from steel mills directly.

Gross Profit

Gross profit increased 24.4% to $43.6 million for the year-ended December 31, 2003 from $35.0 million for the year-ended December 31, 2002.  Gross profit margins increased to 16.9% for the year-ended December 31, 2003 from 13.7% for the year-ended December 31, 2002.

Of the 3.2% improvement in gross profit margins, 2.0% reflects an improvement in gross profit margins as a result of margin initiatives implemented by the Company in 2003, which include a more disciplined procurement practice.  The remainder of the increase, 1.2%, reflects a shift from lower margin tubular product sales to higher margin pipe, valves, flanges, fittings, production equipment and other general oilfield supplies.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.9 million or 8.6% to $36.4 million for the year-ended December 31, 2003 from $33.5 million for the year-ended December 31, 2002.  Approximately 95% of the SG&A supports the sale of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies which are distributed through the Company’s 37 branches; therefore the 8.6% increase in SG&A supports the 17.9% increase in pipe, valves, flanges, fittings, production equipment and other general oilfield supplies for the year-ended December 31, 2003.

In addition, during 2003 the Company was successful in increasing the variable component of its SG&A.  Approximately 13.3% of the SG&A in 2003 was variable and will fluctuate with general oilfield supplies sales.  This compares to 5.7% during 2002.

EBITDA1

EBITDA for the year-ended December 31, 2003 increased $5.6 million to $7.1 million compared to $1.5 million for the year-ended December 31, 2002.  EBITDA as a percentage of sales was 2.8% for the year-ended 2003 versus 0.6% for the year-ended 2002.

1EBITDA represents income before interest, taxes, amortization and other expenses (income). EBITDA does not have any standardized meaning under Canadian GAAP, as reporting issuers do not always calculate EBITDA consistently.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequntly used by security analysts and others in evaluting companies and their ability to service debt.

Income (Loss) Before Interest and Taxes

Income before interest and taxes for the year-ended December 31, 2003 increased $6.0 million to $3.8 million during 2003 from a loss of $2.2 million for the year-ended December 31, 2002.  This represents an incremental flow through of 300% on the $2.0 million sales increase due to the improvement in gross profit margins in 2003, offset by increased SG&A.

Income (Loss) Before Income Taxes

Income before income taxes improved $5.9 million to $2.8 million for the year-ended December 31, 2003 from a loss of $3.1 million for the year-ended December 31, 2002.

Income Taxes

The Company’s effective tax rate for the year-ended December 31, 2003 was 53.5%, as compared to an effective tax rate of 35.4% for the year-ended December 31, 2002.  The Company’s combined federal and provincial tax rate for 2003 was 37.1% (2002 – 39.6%).  The net income before tax was impacted by non-deductible items and capital and other taxes that became a larger component of the overall income tax charge in 2003.

Income from Continuing Operations

For the year ended December 31, 2003 income from continuing operations increased to $1.3 million or $0.07 per share (diluted) compared to a loss of $2.0 million or a loss of $0.12 per share (diluted) for the year ended December 31, 2002.

Discontinued Operations

Loss from discontinued operations for the year ended December 31, 2003 was $879,000 compared to a loss of $470,000 for the year ended December 31, 2002.

Net Income (Loss) and Earnings per Share

Net income for the year-ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a net loss of $2.5 million or a loss per share of $0.15 per share (diluted) for the year-ended December 31, 2002.  This represents an income improvement of $2.9 million or $0.17 per share (diluted).

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian and U.S. GAAP.

Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2003	2003	2003	2003	2004	2004	2004	2004

Sales	61,798	54,807	67,533	72,987	89,032	67,002	78,232	104,435

Net income (loss) from continuing operations	(3)	(297)	404	1,196	1,587	518	1,198	2,839

Loss from discontinued operations	(59)	(179)	(97)	(544)	(27)	-	-	-

Net income (loss)	(62)	(476)	307	652	1,560	518	1,198	2,839

Net income (loss) per share from continuing operations
Basic	$ (0.00)	$ (0.02)	$ 0.02	$ 0.07	$ 0.09	$ 0.03	$ 0.07	$ 0.17
Diluted	$ (0.00)	$ (0.02)	$ 0.02	$ 0.07	$ 0.09	$ 0.03	$ 0.07	$ 0.16

Net income (loss) per share
Basic	$ (0.00)	$ (0.03)	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.17
Diluted	$ (0.00)	$ (0.03)	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.16

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring (April/May of each year), the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2004 increased 43.1% to $104.4 million from $73.0 million for the comparable 2003 period.  Average rig count increased 7.4% Q4 2004 versus Q4 2003, and oil and gas well completions increased 19.2% Q4 2004 versus Q4 2003.  The 43.1% increase in sales reflects the increase in capital spending by the E&P companies combined with an increase in market share for all products as a result of the Company’s service, sales and marketing efforts.  Sales also increased by 44.1%, 22.3% and 15.8% in each of the first three quarters of 2004 as compared to the respective 2003 quarters.

Net income was $2.8 million or $0.16 per share (diluted) for the quarter ended December 31, 2004.  This represents a net income improvement of $2.2 million or $0.13 per share (diluted) as compared to the quarter ended December 31, 2003 where the Company reported net income of $652,000 or $0.03 per share (diluted).

During Q4 2003, CE Franklin generated $4.7 million in cash flow from operating activities.  This was offset by a $4.3 million investment in working capital, primarily cash, accounts receivable and inventories.  These activities resulted in a $308,000 decrease in the Company’s bank operating loan.  There were no significant capital expenditures during the quarter.

Liquidity and Capital Resources

In 2004, CE Franklin generated $11.4 million in cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in Brittania.  This was offset by a $14.1 million increase in working capital (excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases, resulting in a $2.8 million increase in the Company’s bank operating loan to $26.1 million from $23.3 million.

The Company’s primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $11.4 million for the year-ended December 31, 2004, an improvement of $6.7 million as compared to 2003.  The improvement reflects improvement in profitability of the Company during 2004.

The Company’s profitability and liquidity is dependent upon the level of exploration and production activity in the Western Canadian Sedimentary Basin.  These activity levels are cyclical and driven by economic and political events which are described in more detail in the Risks and Uncertainties section below.  The Company mitigates the cyclical nature of its business by adjusting its variable and fixed SG&A costs as activity levels change.

CE Franklin finances its working capital requirements; accounts receivable, inventories, bank overdraft, accounts payable and accrued liabilities with its bank-operating loan.  The Company’s borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2004, the Company was well within the covenant compliance thresholds and was able to draw up to $50 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.  Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years.  CE Franklin’s total capitalization (financed debt plus equity) as at December 31 was comprised of debt of 37.4% in 2004 and 33.4% in 2003 and equity of 62.6% in 2004 and 66.6% in 2003.

For the year-ended December 31, 2004 accounts receivable increased $20.7 million or 45.2% to $66.6 million from $45.8 million.  The increase in accounts receivable reflects a 43.1% increase in sales to $104.4 million during the fourth quarter of 2004 as compared to $73.0 million for the fourth quarter of 2003.

Average Days Sales Outstanding (DSO) was 52.7 days in 2004 as compared to 51.8 days in 2003.  Q4 2004 DSO was 50.9 days versus 52.9 days Q4 2003.  Accounts receivable greater than 90 days old was 1.5% of accounts receivable as at December 31, 2004 versus 3.8% as at December 31, 2003.  Trade accounts receivable are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2004 was $244,000  (0.07% of sales) as compared to $266,000 (0.1% of sales) for the year-ended December 31, 2003 and $688,000 (0.26% of sales) for the year-ended December 31, 2002.

Total inventory for the Company increased 33.8% to $64.3 million as at December 31, 2004 as compared to $48.1 million as at December 31, 2003.  The increase in inventory levels reflects the 43.1% increase in sales during Q4 2004 as compared to the previous year, and in anticipation of these activity levels during the first quarter of 2005. The Company has increased its inventory of high turning items in anticipation of this increase in activity.

CE Franklin measures inventory efficiency by using an inventory turns calculation.  Inventory turned 4.9 times in 2004, compared to 5.0 times in 2003. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense was $1.5 million (0.4% of sales) in 2004 compared to $1.5 million (0.6% of sales) in 2003 and $1.2 million (0.5% of sales) in 2002.

Accounts payable and accrued liabilities have increased $14.5 million to $58.6 million as at December 31, 2004 as compared to the previous year.  The increase reflects increased inventory purchases due to higher activity levels during Q4 2004, coupled with an incentive provision and a current income tax provision of approximately $7.4 million.

Property and equipment decreased 26.4% to $6.1 million from $8.3 million.  This decrease reflects amortization expense of $4.3 million offset by capital expenditures of $861,000 and $1.2 million in additions to rental equipment assets and capital leases.   As at December 31, 2004, approximately $2.7 in property and equipment (original cost of $16.0 million) relates to the Company’s investment in its enterprise software system, and its eCommerce initiative.  This accounts for $3.0 million in amortization expense for the year-ended December 31, 2004.  These assets will be fully amortized by the end of 2005.  The Company currently anticipates that its enterprise and eCommerce systems will operate well beyond 2005 without any significant costs for upgrades in the range of its initial investments, however there can be no assurances in this regard.

On July 6, 2004 the Company increased its bank operating line to $40 million from $35 million.  The increase was required to finance the increased activity levels and the resulting increase in accounts receivable and inventories.  The interest rate charged for this facility has dropped from Canadian prime plus 1% to Canadian prime plus 0.875%.  The maximum available under this facility is based on a borrowing formula applied to accounts receivable and inventories, or $40.0 million.

On December 22, 2004, the Company negotiated a $10.0 million temporary increase to its bank operating loan.  From December 22, 2004 to April 30, 2005 the facility will increase to $50.0 million, and will reduce to $40.0 million as at April 30, 2005.  The increase is to accommodate the anticipated increase in activity levels during Q1 2005 resulting in a further investment in accounts receivable and inventories.  As warm weather returns in the spring (Q2) and activity levels decrease, the Company will collect its outstanding accounts receivable and reduce its accounts receivables and inventories.

At December 31, 2004, CE Franklin had $26.1 million drawn against this $50.0 million credit facility.  In management’s opinion, this facility together with cash flow from operating activities before changes in non-cash working capital is considered sufficient to finance its current and foreseeable operating needs.

Contractual Obligations and Commitments and Contingencies

Period Due	Capital Lease	Operating Lease	Total
(thousands of Canadian dollars)
2005	220	3,215	3,435
2006	200	2,325	2,525
2007	157	2,019	2,176
2008	165	1,216	1,381
2009	88	1,222	1,310
thereafter	-	5,351	5,351
	830	15,348	16,178

As at December 31, 2004 the Company had issued in the normal course of business to suppliers, letters of credit totaling $4.7 million to secure offshore inventory purchases.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Transactions with Related Parties

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International, Inc. (“Smith”).  Smith owns 55.1% of the Company’s outstanding common shares.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.

On July 8, 2004 the Company announced that it has entered into a non-binding letter of intent with Smith to acquire all the common stock of Wilson International, Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith’s current 55.1% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin shareholders, excluding Smith.  Upon signing a definitive agreement, the Company will mail an information circular to minority shareholders detailing the transaction.

Critical Accounting Estimates

The preparation of the Financial Statements requires the Company to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its Financial Statements.

The Company extends credit to customers and other parties in the normal course of business.   Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A.  The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company’s sales.  For the three years ended December 31, 2004, 2003 and 2002, the Company’s bad debt expense has been $244,000, $266,000 and $688,000, respectively.

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories.  For the three years ended December 31, 2004, 2003 and 2002 inventory write-downs were $1.5 million, $1.5 million and $1.2 million respectively.

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted, prospectively, the new accounting guideline relating to hedging relationships.  In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in value is recognized in the Statements of Operations.

As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant that is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.  Compensation expense of $256,000 was recorded in 2004 and $36,000 was recorded in 2003.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company applied the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets.  The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.  As a result of adopting this new standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002.

The above changes in accounting policies were new standards by the Canadian Institute of Chartered Accountants, and the Company implemented these policies in accordance with the new standards.

Financial and Other Instruments

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Statements of Operations.  The Company entered into such contracts in 2004, the impact of which were not considered material, and no contracts were outstanding as at December 31, 2004.

The Company has exposure to interest rate fluctuations on its demand operating loan.  The Company has, in the past, entered interest rate contracts to hedge its interest rate risk associated with the demand operating loan.  No such contracts were in place for 2004, 2003 or 2002.  The Company does not use financial instruments for speculative purposes.

As at December 31, 2004 there were no unrecognized gains or losses associated with the above instruments.

Other Items

The Company’s Form 20-F is on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at December 31, 2004 the Company had 17,194,934 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As of December 31, 2004, options to purchase 1,626,701 common shares were outstanding at an average exercise price of $3.88 per common share.

Risks and Uncertainties

CE Franklin’s financial performance may be influenced favorably or adversely by certain external factors, as described below:

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s revenues, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s revenues, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s revenues, cash flows and profitability.    The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity; and

  price competition among major supply companies.

  cost of goods being subject to price increases due to raw material shortages such as steel and the inability of CE Franklin to pass these price increases on to customers.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for its tubular products could adversely affect the Company’s revenue and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available domestically and internationally.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Salvatore Secreti Vice President and CFO (403) 531-5603

*****

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars, except per share data)	2004	2003	2004	2003

Sales	104,435	72,987	338,701	257,125
Cost of sales	85,381	59,970	278,458	213,575
Gross profit	19,054	13,017	60,243	43,550

Other expenses (income)
Selling, general and administrative expenses	13,063	9,902	44,299	36,416
Amortization	1,092	1,031	4,328	4,130
Interest expense	436	266	1,455	959
Foreign exchange loss (gain)	35	(161)	28	(523)
Other expenses (income)	(2)	(209)	(12)	(226)
	14,624	10,829	50,098	40,756

Income before income taxes	4,430	2,188	10,145	2,794
Income tax expense (recovery)
Current	1,843	1,222	4,804	2,462
Future	(252)	(230)	(801)	(968)
	1,591	992	4,003	1,494

Income from continuing operations	2,839	1,196	6,142	1,300
Loss from discontinued operations (note 5)	-	(544)	(27)	(879)

Net income for the period	2,839	652	6,115	421

Net income per share from continuing operations (note 4)
Basic	0.17	0.07	0.36	0.07
Diluted	0.16	0.07	0.35	0.07
Net income per share
Basic	0.17	0.03	0.36	0.02
Diluted	0.16	0.03	0.35	0.02
Weighted average basic number of
shares outstanding	17,194,236	17,178,696	17,187,720	17,178,696

Page 15 of 19
CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

	December 31	December 31
(in thousands of Canadian dollars)	2004	2003

ASSETS
Current assets
Cash	-	4,881
Accounts receivable	66,573	45,843
Inventories	64,282	48,054
Other	552	887
Assets held from discontinued operations	-	926
	131,407	100,591
Property and equipment	6,097	8,279
Goodwill	7,765	7,765
Other	240	300
Assets held from discontinued operations	-	697
	145,509	117,632
LIABILITIES
Current liabilities
Bank overdraft	5,270	-
Bank operating loan	26,140	23,368
Accounts payable	29,381	27,996
Accrued liabilities	29,210	16,068
Current portion of obligations under capital lease	204	369
Liabilities from discontinued operations	-	644
	90,205	68,445
Obligations under capital lease	626	127
Future income taxes	612	1,413
Liabilities from discontinued operations	-	19
	91,443	70,004
SHAREHOLDERS' EQUITY
Capital stock	19,335	19,268
Contributed surplus	13,858	13,602
Retained earnings	20,873	14,758
	54,066	47,628
	145,509	117,632

Page 16 of 19
CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2004	2003	2004	2003

Cash flows from operating activities
Income from continuing operations	2,839	1,196	6,142	1,300
Items not affecting cash -
Amortization	1,092	1,031	4,328	4,130
Gain on disposal of property and equipment	(1)	(209)	(6)	(223)
Future income tax recovery	(252)	(230)	(801)	(968)
Increase (decrease) in inventory write-downs	1,006	110	1,528	450
Stock option expense	64	36	256	36
	4,748	1,934	11,447	4,725
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(11,549)	(2,937)	(20,730)	(8,462)
Income taxes recoverable	-	-	-	741
Inventories	(9,164)	(6,400)	(18,364)	(10,152)
Other current assets	493	427	335	(292)
Accounts payable	10,504	7,377	1,385	11,467
Accrued liabilities	5,684	3,036	13,142	6,022
Net cash flow from continuing operations	716	3,437	(12,785)	4,049
Net cash flow from discontinued operations	-	461	(26)	560
	716	3,898	(12,811)	4,609
Cash flows from financing activities
Issuance of capital stock	4	-	67	-
Increase (decrease) in bank operating loan	(308)	5,980	2,772	1,868
Increase in bank overdraft	(222)	(4,656)	5,270	(1,166)
Decrease in obligations under capital lease	(31)	(97)	(327)	(343)
Net cash flow from continuing operations	(557)	1,227	7,782	359
Net cash flow from discontinued operations	-	18	-	18
	(557)	1,245	7,782	377
Cash flows from investing activities
Purchase of property and equipment	(160)	(181)	(861)	(581)
Proceeds on disposal of property and equipment	1	210	50	247
Proceeds on sale of 50% interest in Brittania Industries Inc.	-	-	961	538
Other	-	(300)	-	(300)
Net cash flow from continuing operations	(159)	(271)	150	(96)
Net cash flow from discontinued operations	-	9	(2)	(9)
	(159)	(262)	148	(105)
Change in cash and cash equivalents during the period	-	4,881	(4,881)	4,881
Cash and cash equivalents - Beginning of period	-	-	4,881	-
Cash and cash equivalents - End of period	-	4,881	-	4,881
Cash paid (received) during the period for:
Interest on bank operating loan	415	289	1,419	1,077
Interest on obligations under capital lease	21	(4)	50	36
Income taxes	431	201	3,249	356

CE Franklin Ltd.
Interim Statement of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
(in thousands of Canadian dollars, except share amounts)	Number of		Contributed	Retained	Shareholders'
	Shares	$	surplus	earnings	equity

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Stock options granted	-	-	36	-	36
Net loss	-	-	-	421	421
Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options exercised	16,238	67	-	-	67
Stock options granted	-	-	256	-	256
Net income	-	-	-	6,115	6,115
Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066

CE Franklin Ltd.
Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2003 and 2002, except as described in note 3 and are in accordance with generally accepted accounting principles in Canada.  Certain comparative figures have been reclassified to conform with the current period's presentation.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2003.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On March 31, 2004, the Company sold its remaining 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.

On January 31, 2003, the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc..  Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000.

Note 3 - Changes in accounting policy

Effective January 1, 2004, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the statements of operations.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

Page 18 of 19
Note 4 - Share data

At December 31, 2004 the Company had 17,194,934 common shares and 1,626,701 options to acquire common shares outstanding.  1,021,169 of those options were currently vested and exercisable.  There were no common share options granted in the year ended December 31, 2004.  The compensation expense recorded in the fourth quarter of 2004 and in the year ended December 31, 2004 for common share options granted subsequent to December 31, 2002 was $64,000 and $256,000 respectively.

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended December 31, 2004 would have decreased by $200,000 or $0.02 per common share.  The Company's net income for the year ended December 31, 2004 would have decreased by $798,000 or $0.05 per common share.

Note 5 - Discontinued operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company's bank operating loan.  The results of discontinued operations for the period ended December 31 were as follows:

	Three Months Ended		Year Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2004	2003	2004	2003
Sales	-	448	444	2,432
Loss before income taxes	-	(859)	(63)	(1,331)
Income tax recovery	-	(315)	(36)	(452)
Loss for the period	-	(544)	(27)	(879)

Note 6 - Non-binding Letter of Intent

On July 8, 2004 the Company announced that it had entered into a non-binding letter of intent with Smith International Inc. ("Smith") to acquire all the common stock of Wilson International Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith's current 55.1% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin's shareholders, excluding Smith.

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